Belk, Inc.

Fiscal Year 2002 Annual Report

TABLE OF CONTENTS

	Page
LETTER TO STOCKHOLDERS	1
BUSINESS OF THE COMPANY	4
FINANCIAL INFORMATION	6
Selected Financial Data	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	7
Financial Statements	15
STOCKHOLDER INFORMATION	37
DIRECTORS AND OFFICERS	38

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217

May 9, 2002

Dear Stockholders:

The past year brought challenges on many fronts for our nation, our industry and our company. Yet, in spite of the adversity created by the September 11 terrorist attacks and an exceptionally difficult economic and retail climate, your Company achieved solid earnings growth and maintained a strong sales base. We are pleased that we were able to react quickly and effectively to the changing environment and to continue meeting the needs of our customers. We are especially proud of the exceptional efforts and winning spirit demonstrated by Belk associates throughout the organization during these trying months.

Belk, Inc. achieved a 10.6 percent increase in net income for the fiscal year that ended Feb. 2, 2002. Net income for the year was $63.4 million, an increase of $6.0 million over the previous 53-week fiscal year.

Sales for the 52-week period ended Feb. 2, 2002 were $2.24 billion, a 1.2 percent or $26.5 million decrease, from the $2.27 billion in sales for the 53-week prior year period. The decrease resulted primarily from the additional week in fiscal 2001 compared to fiscal 2002, and was partially offset by $14.5 million in additional sales from new, expanded and remodeled stores. On a 52-week versus 52-week basis, fiscal year 2002 sales from all stores increased 0.2 percent over fiscal year 2001, with comparable store sales for the period decreasing by 0.7 percent. Although we are not satisfied with last year's sales performance, we recognize that it was a significant achievement in light of the challenging retail climate and surpassed the performance of many of our competitors.

Our ability to achieve positive earnings growth in this environment resulted primarily from a Company-wide profitability initiative that produced approximately $40 million in margin improvement and expense savings during the fiscal period. Associates from throughout the company submitted more than 1,000 expense saving ideas, many of which were implemented to help reduce costs across all expense areas. The initiative had a significant positive impact on the Company's overall financial results, and the momentum from these efforts is expected to carry forward to the current and future years.

Meeting the needs of Belk's target customer and boosting profitable sales in women's apparel, accessories and shoes were the primary objectives of the Company's merchandising and marketing efforts last year. Outstanding progress was made in establishing Belk stores as the "best in class" in providing updated, fashion-right assortments with greater depth of style, selection and value. The best performing merchandise demand centers for the year, exceeding both sales and gross margin dollar plans, were accessories, women's moderate casual sportswear, women's better casual sportswear, juniors and soft home. Strategic initiatives aimed at improving merchandise sales and gross margin performance were also implemented, including a new assortment plan for women's separates in misses, petite and large sizes; a new women's accessories strategy emphasizing casual hosiery, mini bags and magnetic jewelry; and a new prototype program designed to boost performance of the Company's shoe business.

Other merchandising initiatives focused on expanding our juniors business and increasing sales of our Belk private brands. This past year, the Company launched an exciting new Zuniverse department aimed at stimulating our growth in juniors by offering the hottest fashion trends in a bright, upbeat setting designed especially for teenaged girls and young adult women. The department has its own website at www.Zuniverse.net, and a gift card that can be purchased at any store sales register. In private brands, we reintroduced our Saddlebred label in men's merchandise and later this year plan to launch an updated Nursery Rhyme label for infants and toddlers.

During fiscal year 2002, we made the decision to refocus our e-commerce strategy, and we integrated operations of our former E-Commerce Division into existing functional areas in order to more efficiently meet the needs of bridal and gift registry customers. Under the new e-commerce model, belk.com continues to provide a presence for the Company on the Internet and offer online shopping solutions to customers for bridal gift needs, including support of bridal gift kiosks and product scanning capabilities in the stores.

Our ongoing efforts to expand Belk's physical market presence continued in fiscal year 2002 with the opening of four new stores that have a combined size of approximately 200,000 square feet of space. The stores opened in Lake City, Fla., Nacogdoches, Texas, and Shallotte, N.C., are new markets for the Company, and we relocated and expanded an existing store in Winter Haven, Fla. Additionally, four Belk stores in Asheville, N.C. (Asheville Mall), Waynesville, N.C., Roanoke, Va. (Valley View Mall) and Harrisonburg, Va., with a total combined new space of approximately 110,000 square feet, were renovated and expanded during the year.

One of the Company's largest expansion efforts in recent years will occur during the current fiscal year period. We will open a total of nine new stores that have a combined space of approximately 844,526 square feet. Belk will enter new markets in Jasper, Ala. (Jasper Mall), Rogers, Ark. (Scottsdale Center), Norcross, Ga. (The Forum at Peachtree), Morristown, Tenn. (College Square Mall), and McDonough, Ga. (Henry Town Center). Other new stores being built and opened in existing Belk markets include Durham, N.C. (The Streets At Southpoint), Newnan, Ga. (Newnan Crossing), Morehead City, N.C. (Cypress Bay Plaza), and Raleigh, N.C. (Triangle Towne Center). The Company's flagship store at SouthPark Mall in Charlotte, N.C. is also undergoing an exciting transformation, scheduled for completion in the fall. A complete interior and exterior renovation, including a 40,000-square-foot expansion, two new parking decks and a new hair salon and spa, will make the store one of the nation's finest.

We continue to be committed to looking for ways to improve our effectiveness as an organization, and in fiscal year 2002, we completed the consolidation of our logistics network into the new Central Distribution Center in Blythewood, S.C. In May 2002, we announced plans to consolidate our divisional merchandising and sales promotions functions into a single organization to be located at our corporate offices in Charlotte, N.C. The plans include the implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. This is a difficult, yet vital, move that will enable us to achieve more unified and consistent execution of our merchandising, marketing and planning initiatives and to deliver more focused merchandise assortments at the store level. The centralized structure will speed up decision-making, enable clearer accountability and allow us to project a unified image and message to our customers.

We anticipate that this restructuring, along with other efforts to improve merchandise assortments, presentation and marketing programs, will generate increased customer traffic, comparable sales increases, and improved merchandise margins. Although we will incur some significant initial costs in connection with the restructuring, we believe that the new structure, once fully implemented, will also result in greater efficiencies and cost savings for the organization.

As we embark on this very critical mission to establish a new merchandising and marketing structure for Belk, it is important to recognize again the reason that our company has been successful for so many years – and that reason is people. We are truly thankful for the thousands of talented and dedicated Belk associates whose day-to-day focus on meeting our business objectives and caring for our customers help ensure our present and future success.

The efforts of our Belk team members also extend to the communities we serve. Their caring and generosity were exemplified in the months following September 11, when thousands of dollars were contributed to benefit the victims of the World Trade Center tragedy. These donations were over and above the substantial contributions of time, talent, leadership and financial resources made each year by associates to the United Way and many other worthy community organizations and causes.

May 29, 2002, marks the Company's 114th anniversary, the date that my father, William Henry Belk, opened his first store in Monroe, N.C. While I doubt he could have imagined the enormous growth and success we have enjoyed over the many years since then, his legacy continues because of the dedication of

thousands of loyal associates, stockholders and business partners whose support and contributions have enabled the Company's continued growth and success.

I am truly indebted to them and to the members of the Board of Directors for their outstanding support and leadership during the past year. We are committed to keeping Belk strong and growing and to produce the best possible investment return and value for you, our stockholders.

Sincerely,

John M Belk

John M. Belk
Chairman of the Board and Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $2.24 billion for the fiscal year ended February 2, 2002. The Company and its predecessors have been successfully operating department stores since 1888 by providing superior service and merchandise that meets customers' needs for fashion, value and quality.

At the end of fiscal year 2002, the Company operated 207 retail department stores in 13 states in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with a dominant merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 48 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. Most of the Belk stores are anchor tenants in major regional malls and shopping centers, primarily in medium and smaller markets. In addition to department stores, the Company operates two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. The Belk stores occupy in the aggregate approximately 16.610 million square feet of space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a division president. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices provide overall management and support for the Belk stores in their regions. Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company coordinate the operations of Belk stores on a company-wide basis by providing services to the Belk division offices and stores, such as merchandising, marketing, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

In May 2002, the Company announced plans to consolidate its divisional merchandising and sales promotions functions into a single organization to be located at the company's corporate offices in Charlotte, N.C. The plans also include implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The Company anticipates that the consolidation will permit the Company to achieve more unified and consistent execution of its merchandising, marketing and advertising strategies and more focused merchandise assortments at the store level. The Company plans to record a restructuring charge in the second quarter to reflect the anticipated costs of the reorganization. The consolidation is scheduled to be effective in the third quarter.

Business Strategy

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes five key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; and (5) a winning store and market strategy.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, the Company will also seek out and consider store acquisitions that offer opportunities for growth in existing and contiguous markets. Management of the Company believes that there are significant opportuni-

ties for growth in existing Belk markets where the Belk name and reputation are well known. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range.

In fiscal year 2002, the Company opened four new stores that have a combined size of approximately 200,491 square feet of space, and expanded four existing stores with a total combined new space of approximately 110,624 square feet. In fiscal year 2003, Belk plans to open nine new stores that will have a combined space of approximately 844,526 square feet. The Company will also complete a 40,000-square-foot expansion and major renovation of its flagship store at SouthPark Mall in Charlotte, North Carolina.

Merchandising Strategy

Belk stores feature quality name brand and private label merchandise in moderate to better price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper-income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for men, women and children, as well as cosmetics, home furnishings, housewares, gift and guild, jewelry, candy and other types of department store merchandise. The Company's merchandise initiatives are focused on meeting the needs of its target customers and increasing profitable sales in women's apparel, accessories and shoes. The goal is to position Belk stores as the leaders in their markets in providing updated career and casual fashion assortments with greater depth of style, selection and value.

SELECTED FINANCIAL DATA

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999	52 Weeks Ended January 31, 1998
	(dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$2,243,151	$2,269,695	$2,144,674	$2,056,173	$1,942,247
Cost of goods sold	1,532,213	1,562,100	1,452,856	1,398,446	1,323,370
Depreciation and amortization	83,625	74,102	65,117	57,141	54,081
Income from operations	137,144	132,287	144,323	130,511	109,993
Income from continuing operations	64,641	57,625	72,706	57,974	59,672
Loss from discontinued operations(1)	(221)	(292)	(1,543)	—	(5,272)
Net income	63,382	57,333	71,163	56,970	53,726
Basic income per share:					
From continuing operations	1.18	1.05	1.31	1.02	N/A
Net income	1.16	1.04	1.28	1.01	N/A
Cash dividends per share	0.25	0.25	0.235	N/A	N/A
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net	343,247	339,591	340,061	351,143	353,509
Merchandise inventory	495,744	542,262	501,033	483,995	432,917
Working capital	609,261	619,055	591,054	626,953	496,471
Total assets	1,707,380	1,734,744	1,631,646	1,596,063	1,350,647
Short-term debt	6,089	9,715	7,854	4,264	59,323
Long-term debt and capitalized lease obligations	410,587	452,579	405,357	403,713	299,582
Stockholders' equity	898,242	865,070	822,094	787,260	703,110
SELECTED OPERATING DATA:					
Number of stores at end of period	207	207	206	212	218
Comparable store net revenue increase (decrease)(2)	(2.1)%	4.4%	2.4%	2.8%	1.2%

(1) Loss from discontinued operations represents the operating results of TAGS, LLC, which owned and operated outlet stores.

(2) On a 52 versus 52 week basis, comparable store net revenues decreased .7% in fiscal year 2002 and increased 3.2% in fiscal year 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Discontinued Operations. In October 1997, the Company announced the closing of the TAGS outlet stores (the "TAGS Stores"), that were operated by TAGS Stores, LLC ("TAGS"). The operating results of this entity are presented as discontinued operations.

Certain Components of Net Income. Revenues include sales from retail operations and net revenues from leased departments. Cost of goods sold include cost of merchandise, buying and occupancy expense. Selling, general and administrative expense includes payroll, advertising, credit and depreciation expense.

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, S.C. as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, N.C., Morrisville, N.C., Greensboro, N.C., Mauldin, S.C., Summerville, S.C. and Fayetteville, N.C., together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center. The consolidation resulted in significant cost savings, logistical efficiencies and accelerated delivery of merchandise from the vendor to the sales floor. The degree and timing of the total cost savings ultimately realized is subject to fluctuation based on the level of vendor compliance with the Company's packaging and labeling standards, the competitive pricing conditions for third party services and other factors.

The Merchandising Restructuring

In May 2002, the Company announced plans to consolidate its divisional merchandising and sales promotions functions into a single organization to be located at the company's corporate offices in Charlotte, N.C. The plans also include implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The Company anticipates that the consolidation will permit the Company to achieve more unified and consistent execution of its merchandising, marketing and advertising strategies and more focused merchandise assortments at the store level. The Company also anticipates that the consolidation, once fully implemented, will result in cost savings and greater operating efficiencies. The Company plans to record a restructuring charge in the second quarter of fiscal year 2003 to reflect anticipated severance payments, lease obligation liabilities and the disposal of excess assets. The Company is not at this time able to predict the amount of the charge or the anticipated cost savings due to uncertainties regarding the number and identify of employees who will remain with the Company, the asset requirements for the consolidated organization and the costs of implementation. The consolidation is scheduled to be effective in the third quarter.

Asset Impairment and Store Closing Costs

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge includes (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million write-down of long-term assets for four stores closing during fiscal years 2002 and 2003. The exit costs primarily consist of post-closing real estate lease obligations. The long-term assets in the stores are primarily leasehold improvements and fixtures that will be abandoned, discarded or sold when the stores are closed. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

Critical Accounting Policies

Management's Discussion and Analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the Company's Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation; the allowance for doubtful accounts; useful lives of depreciable assets; recoverability of long-lived assets, including intangible assets; restructuring and store closing reserves and the calculation of pension and postretirement obligations. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to the Company's Consolidated Financial Statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate costs. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Useful Lives of Depreciable Assets. The Company utilizes judgment in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally measured by discounting estimated future cash flows. Where available, the Company would also obtain individual appraisals or utilize other indicators of fair value. Considerable management judgment is necessary to estimate discounted future cash flows.

Restructuring and Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time a decision is made to close a store or other location. The reserve includes future minimum lease payments, common area maintenance and taxes. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the accrual. These

assumptions are based on our knowledge of the market and other relevant experience including information provided by third party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated timeframe may result in increases or decreases to these reserves.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations which are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase as well as the remaining service period of active employees. The Company utilizes a qualified actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Selected Financial Data:			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	68.3	68.8	67.7
Selling, general and administrative expenses	24.9	25.0	25.2
Asset impairment and store closing costs	0.6	—	—
Restructuring charge	—	0.4	0.4
Income from operations	6.1	5.8	6.7
Interest expense, net	1.8	1.8	1.8
Income taxes	1.7	1.5	1.8
Income from continuing operations	2.9	2.5	3.4
Net income	2.8	2.5	3.3
Selected Operating Data:			
Gross square footage (in thousands)	16,610	16,627	16,369
Store revenues per gross sq. ft	$135	$137	$131
Comparable store net revenue increase (decrease)(1)	(2.1)%	4.4%	2.4%
Number of stores			
Opened	4	8	5
Closed	(4)	(7)	(11)
Total — end of period	207	207	206

(1) On a 52 versus 52 week basis, comparable store net revenues decreased .7% in fiscal year 2002 and increased 3.2% in fiscal year 2001.

Comparison of Fiscal Years Ended February 2, 2002 and February 3, 2001

Revenues. The Company's revenues in fiscal year 2002 decreased 1.2%, or $26.5 million, to $2.24 billion from $2.27 billion in fiscal year 2001. The decrease resulted primarily from a 2.1% decrease in revenue from comparable stores due to the 53rd week in fiscal year 2001 versus 52 weeks in fiscal year 2002, partially offset by $14.5 million of additional revenues from new, expanded and remodeled stores over the prior year revenues for those locations. On a 52 versus 52 week basis, fiscal year 2002 revenues from all stores increased .2% over fiscal year 2001.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 68.3% in fiscal year 2002 as compared to 68.8% in fiscal year 2001. The decrease is primarily attributable to cost savings generated

by the Logistics Restructuring, partially offset by additional markdowns resulting from economic and competitive conditions.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $559.7 million in fiscal year 2002, compared to $566.4 million in fiscal year 2001, a decrease of 1.2%. As a percentage of revenues, SG&A decreased to 24.9% in fiscal year 2002 from 25.0% in fiscal year 2001. The decrease in SG&A expenses as a percentage of revenues resulted primarily from expense management initiatives instituted by the Company and increased finance charge income associated with the Company's proprietary credit cards, partially offset by increases in depreciation expense related to new stores and store expansions, increased bad debt expense associated with the Company's proprietary credit cards and additional costs associated with the initial operating phase of the Company's e-commerce initiative.

During fiscal years 2002 and 2001, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $18.7 million and $13.7 million, respectively. During fiscal years 2002 and 2001, finance charge income on the outstanding Belk proprietary credit card receivables was $57.7 million and $56.9 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2002 and 2001 were $24.3 million and $23.6 million, respectively.

Asset Impairment and Store Closing Costs. During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge includes (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closing during fiscal years 2002 and 2003.

Restructuring Charge. For fiscal years 2002 and 2001, the Company recorded a $.1 million and $8.3 million charge, respectively, in connection with the Logistics Restructuring. The charges consisted of $2.6 million of employee severance costs and $5.8 million related to the disposal of excess assets and post closing lease obligations.

During fiscal year 2002 and 2001, the Company recorded a $.5 million and $.6 million charge, respectively, in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions in June 1999. The charges resulted from increases in estimated costs associated with post closing lease obligations.

Income from Operations. The Company's income from operations includes $13.5 million of asset impairment and store closing costs in fiscal year 2002 and a $.7 million and $8.9 million restructuring charge for fiscal years 2002 and 2001, respectively. Excluding these charges, income from operations for fiscal year 2002 increased $10.1 million, or 7.2%, compared to fiscal year 2001.

Discontinued Operations. During fiscal year 2002 and 2001, the Company recognized after-tax losses on disposal of discontinued operations of $.2 and $.3 million, respectively, as a result of increases in the estimated costs associated with the disposal of the TAGS leased property.

Cumulative Effect of Change in Accounting Principle. In connection with the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recorded a $1.0 million charge to net income as of the beginning of fiscal year 2002 related to its interest rate swap contracts with option provisions. The adjustment represented the fair market value, net of tax benefit, of these contracts as of February 4, 2001.

Net Income. Net income increased by $6.0 million in fiscal year 2002 compared to fiscal year 2001. Excluding the asset impairment and store closing costs during fiscal year 2002, the cumulative effect of change in accounting principle as of the beginning of fiscal year 2002, and the restructuring charge, gain (loss) from the sale of property, equipment and investments and loss on disposal of discontinued operations in each period, net income for fiscal year 2002 increased $6.7 million, or 10.4%, compared to fiscal year 2001.

Comparison of Fiscal Years Ended February 3, 2001 and January 29, 2000

Revenues. The Company's revenues in fiscal year 2001 increased 5.8%, or $125.0 million, to $2.27 billion from $2.14 billion in fiscal year 2000. The increase resulted primarily from a 4.4% increase in revenue from comparable stores (in part due to the 53rd week in fiscal year 2001 versus 52 weeks in fiscal year 2000) and $40.4 million of additional revenues from new, expanded and remodeled stores over the prior year revenues for those locations. On a comparable 52-week basis, fiscal year 2001 revenues from all stores increased 4.6% over fiscal year 2000.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased to 68.8% in fiscal year 2001 as compared to 67.7% in fiscal year 2000. The increase was due primarily to unseasonably cold weather in the first quarter and softening economic conditions that led to increased clearance markdowns to generate sales and reduce inventory levels.

Selling, General and Administrative Expenses. SG&A expenses were $566.4 million in fiscal year 2001, compared to $539.9 million in fiscal year 2000, an increase of 4.9%. As a percentage of revenues, SG&A decreased to 25.0% in fiscal year 2001 from 25.2% in fiscal year 2000. The decrease in SG&A as a percentage of revenues resulted primarily from increases in finance charge income from the Company's proprietary credit card partially offset by increases in bad debt expenses from the Company's credit card, start-up costs for the Company's e-commerce initiative and increases in depreciation expense related to new stores and store expansions.

During fiscal years 2001 and 2000, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $13.7 million and $10.1 million, respectively. During fiscal years 2001 and 2000, finance charge income on the outstanding Belk proprietary credit card receivables was $56.9 million and $50.1 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2001 and 2000 were $23.6 million and $21.6 million, respectively.

Restructuring Charge. For fiscal year 2001, the Company recorded an $8.3 million restructuring charge related to the consolidation of its six distribution centers and its merchandising receiving and processing functions in 91 stores into one new central distribution center facility. The charge consisted of $2.5 million of employee severance costs and $5.8 million related to the disposal of excess assets and real estate holding costs in the closing distribution centers.

During fiscal year 2001 and 2000, the Company recorded a $.6 million and $7.6 million charge, respectively, in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions. The charges consisted of $3.9 million of employee severance costs and $4.3 million related to the disposal of excess assets in the closing divisions.

Income From Operations. The Company's income from operations includes an $8.9 million and $7.6 million restructuring charge for fiscal years 2001 and 2000, respectively. Excluding the restructuring charges, income from operations for fiscal year 2001 decreased $10.7 million, or 7.2%, compared to fiscal year 2000.

Discontinued Operations. During fiscal year 2001 and 2000, the Company recognized after-tax losses on disposal of discontinued operations of $.3 and $1.5 million, respectively, as a result of increases in the estimated costs associated with the disposal of the TAGS leased property.

Net Income. Net income decreased by $13.8 million in fiscal year 2001 compared to fiscal year 2000. Excluding the restructuring charges, gains and losses from the sale of property and investments and the loss on disposal of discontinued operations in fiscal years 2001 and 2000, net income for fiscal year 2001 decreased $9.4 million, or 12.7%, compared to fiscal year 2000.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. The highest revenue period for the Company is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Company's revenues

and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2002	2001	2000
First quarter	22.9%	22.1%	23.1%
Second quarter	21.8	21.9	22.0
Third quarter	22.6	22.2	22.5
Fourth quarter	32.7	33.8	32.4

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under debt facilities. The company's primary debt facilities consist of a $275 million variable rate note, a $125 million ten-year variable rate bond facility and a $175 million seasonal line of credit agreement. The debt facilities place certain restrictions on mergers, consolidations and the sale of the Company's assets and require maintenance of minimum financial ratios. The variable rate note is collateralized by the Company's customer accounts receivable and limits borrowings under the facility to approximately 72% of the Company's customer accounts receivable. The variable rate note and seasonal line of credit expire in April 2003 and May 2002, respectively, and have historically been renewed for annual periods.

Because the interest rates on some of the Company's debt agreements vary with LIBOR or commercial paper rates, the Company has entered into interest rate swap agreements with a financial institution to manage the exposure to changes in interest rates. The amount of indebtedness covered by the interest rate swaps is $300 million for fiscal years 2002 through 2008, and $250 million for fiscal year 2009.

On April 30, 1999, the Company sold certain leasehold improvements for $42 million and is leasing them back over the next nine years. The Company has the option to repurchase the leasehold improvements at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases", and SFAS No. 66 "Accounting for Sales of Real Estate", the Company is accounting for the sale-leaseback as a financing activity. The Company used the proceeds from the sale to reduce borrowings under its existing debt facilities.

Operating activities provided cash of $176.0 million during fiscal year 2002, as compared to $110.1 million in fiscal year 2001. The increase in cash provided by operating activities compared to the prior period was principally due to increases in net income and decreases in merchandise inventory levels, partially offset by decreases in accounts payable and accrued expenses.

Investing activities used cash of $113.4 million during fiscal year 2002, as compared to $117.6 million in fiscal year 2001. The decrease in cash used for investing activities was primarily due to decreases in purchases of property and equipment, partially offset by decreases in proceeds from the sale of property and equipment.

Expenditures for property and equipment were $132.2 million during fiscal year 2002, compared to $139.9 million in fiscal year 2001. During fiscal year 2002, the Company's capital expenditures included expenditures for opening four new stores and making significant renovations to and/or expansions of eight existing stores. While it is difficult to predict capital expenditures for the Company, capital expenditures over the next three fiscal years are expected to average approximately $125 million per year.

Net cash used by financing activities amounted to $67.7 million during fiscal year 2002, a result of decreased borrowings, compared to $11.9 million of cash provided by financing activities during fiscal year 2001.

Management of the Company believes that cash flows from operations and its credit facilities will be sufficient to cover working capital needs, capital expenditures and debt service agreements for the next 12 months.

Related Party Transactions

In October 2001, the Company sold approximately 353 acres of undeveloped land located in Lancaster, South Carolina for a total purchase price of $1.1 million to the Company's Chairman of the Board and Chief Executive Officer. The purchase price was determined on the basis of independent third party appraisals.

During fiscal year 2002, the Company loaned a total of $7.5 million to three executives who are also stockholders and directors. The loans are scheduled to be repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period beginning January 3, 2003. The loans bear interest at LIBOR plus 150 basis points.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Contractual Obligations:					
Long-Term Debt	$368,831	$ 4,249	$220,884	$18,698	$125,000
Short-Term Debt	6,089	6,089	—	—	—
Capital Lease Obligations	63,909	9,692	11,224	8,112	34,881
Operating Leases	212,327	30,098	55,872	42,401	83,956
Total Contractual Cash Obligations	$651,156	$50,128	$287,980	$69,211	$243,837

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Other Commercial Commitments:					
Standby Letters of Credit*	$126,386	$ —	$126,386	$ —	$ —
Import Letters of Credit	8,802	8,802	—	—	—
Total Commercial Commitments	$135,188	$8,802	$126,386	$ —	$ —

* Standby letters of credit includes a $125 million facility that supports the ten-year bonds due July 2008.

Belk National Bank

During the first quarter of fiscal year 2001, the Company formed Belk National Bank ("BNB"), a wholly-owned subsidiary, in order to standardize the interest rate terms of Belk charge customer accounts across the thirteen states in which Belk operates and to set competitive interest rates and fees comparable to other retailers.

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141). Statement No. 141 supercedes APB No. 16, "Business Combinations," and is applicable to business combinations initiated after June 30, 2001.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. The effective date of Statement No. 142 is the beginning of the Company's fiscal year 2003. The Company does not anticipate that the adoption of Statement No. 142 will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The effective date of Statement No. 144 is the beginning of the Company's fiscal year 2003. The Company does not anticipate that the adoption of Statement No. 144 will have a material impact on the Company's financial position or results of operations.

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged financial instruments.

The Company's net exposure to interest rate risk consists of exposure for variable rate debt in excess of its interest rate swaps. At February 2, 2002, the Company had $336 million of variable rate debt and $300 million of offsetting, pay variable rate, receive fixed rate swaps. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of unhedged variable rate debt as of February 2, 2002 and February 3, 2001 would not be material.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities are included in the Summary of Significant Accounting Policies in Note 1 to the Company's financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(dollars in thousands, except per share amounts)		
Revenues	$2,243,151	$2,269,695	$2,144,674
Cost of goods sold (including occupancy and buying expenses)	1,532,213	1,562,100	1,452,856
Selling, general and administrative expenses	559,651	566,403	539,898
Asset impairment and store closing costs	13,451	—	—
Restructuring charge	692	8,905	7,597
Income from operations	137,144	132,287	144,323
Interest expense	(41,854)	(43,130)	(40,719)
Interest income	1,363	1,610	1,593
Gain (loss) on property, equipment and investments	3,472	(2,201)	5,443
Other income, net	1,836	2,329	466
Income from continuing operations before income taxes	101,961	90,895	111,106
Income taxes	37,320	33,270	38,400
Income from continuing operations	64,641	57,625	72,706
Discontinued operations:			
Loss on disposal of discontinued operations, net of income tax benefit of $127, $168 and $943 for fiscal years 2002, 2001 and 2000, respectively	(221)	(292)	(1,543)
Income before cumulative effect of change in accounting principle	64,420	57,333	71,163
Cumulative effect of change in accounting principle, net of income tax benefit of $610	(1,038)	—	—
Net income	$ 63,382	$ 57,333	$ 71,163
Basic income per share:			
Income from continuing operations	$ 1.18	$ 1.05	$ 1.31
Discontinued operations	$ —	$ (0.01)	$ (0.03)
Cumulative effect of change in accounting principle	$ (0.02)	$ —	$ —
Net income	$ 1.16	$ 1.04	$ 1.28
Dividends per share	$ 0.25	$ 0.25	$ 0.235
Weighted average shares outstanding	54,741,241	54,761,335	55,403,167

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	February 2, 2002	February 3, 2001
	(dollars in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,413	$ 27,517
Accounts receivable, net	343,247	339,591
Merchandise inventory	495,744	542,262
Prepaid income taxes	897	907
Prepaid expenses and other current assets	14,477	13,177
Total current assets	876,778	923,454
Investment securities	10,207	21,291
Property and equipment, net	689,255	660,601
Prepaid pension costs	102,046	101,449
Other assets	29,094	27,949
Total assets	$1,707,380	$1,734,744
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 157,507	$ 184,174
Accrued expenses	57,099	76,795
Accrued income taxes	34,765	21,923
Deferred income taxes	779	1,223
Lines of credit and notes payable	6,089	9,715
Current installments of long-term debt and capital lease obligations	11,278	10,569
Total current liabilities	267,517	304,399
Deferred income taxes	40,522	44,811
Long-term debt and capital lease obligations, excluding current installments	399,309	442,010
Deferred compensation and other noncurrent liabilities	101,790	78,454
Total liabilities	809,138	869,674
Stockholders' equity:		
Preferred stock	—	—
Common stock 54.7 million shares issued and outstanding at February 2, 2002 and February 3, 2001	547	547
Paid-in capital	554,985	562,408
Retained earnings	350,876	301,364
Accumulated other comprehensive income (loss)	(8,166)	751
Total stockholders' equity	898,242	865,070
Total liabilities and stockholders' equity	$1,707,380	$1,734,744

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		(dollars in thousands)			
Balance at January 30, 1999	$567	$586,641	$199,529	$ 524	$787,261
Comprehensive income:					
Net income	—	—	71,163	—	71,163
Unrealized losses on securities:					
Unrealized losses arising during the period, net of income tax benefit of $101	—	—	—	(175)	(175)
Reclassification adjustment for gains included in net income, net of income tax benefit of $894	—	—	—	(1,549)	(1,549)
Total comprehensive income					69,439
Cash dividends	—	—	(12,978)	—	(12,978)
Repurchase and retirement of stock	(18)	(21,610)	—	—	(21,628)
Balance at January 29, 2000	549	565,031	257,714	(1,200)	822,094
Comprehensive income:					
Net income	—	—	57,333	—	57,333
Unrealized gains on securities:					
Unrealized gains arising during the period, net of income tax expense of $112	—	—	—	194	194
Reclassification adjustment for losses included in net income, net of income tax expense of $1,015	—	—	—	1,757	1,757
Total comprehensive income					59,284
Cash dividends	—	—	(13,683)	—	(13,683)
Common stock issued	—	423	—	—	423
Repurchase and retirement of stock	(2)	(3,046)	—	—	(3,048)
Balance at February 3, 2001	547	562,408	301,364	751	865,070
Comprehensive income:					
Net income	—	—	63,382	—	63,382
Reclassification adjustment for investment gains included in net income, net of $133 income tax benefit	—	—	—	(226)	(226)
Unrealized gain on investments, net of $118 income tax expense	—	—	—	203	203
Net unrealized loss on interest rate swaps, net of tax	—	—	—	(8,894)	(8,894)
Total comprehensive income					54,465
Cash dividends	—	—	(13,870)	—	(13,870)
Stockholder notes receivable	—	(7,500)			(7,500)
Common stock issued	—	77	—	—	77
Balance at February 2, 2002	$547	$554,985	$350,876	$(8,166)	$898,242

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 63,382	$ 57,333	$ 71,163
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and store closing costs	13,451	—	—
Cumulative effect of change in accounting principle, net of tax	1,038	—	—
Deferred income taxes	779	84	6,688
Depreciation and amortization	83,625	74,102	65,117
Restructuring charge	692	8,905	7,597
Loss on disposal of discontinued operations, net	221	292	1,543
(Gain) loss on sale of property and equipment	1,286	(571)	(3,001)
(Gain) loss on sale of investments	(4,758)	2,772	(2,443)
(Increase) decrease in:			
Accounts receivable, net	880	470	11,082
Merchandise inventory	46,518	(41,229)	(17,038)
Prepaid income taxes	10	5,065	1,233
Prepaid expenses and other assets	(4,321)	(3,381)	6,256
Increase (decrease) in:			
Accounts payable and accrued expenses	(48,849)	3,316	20,047
Accrued income taxes	12,843	(2,373)	3,303
Deferred compensation and other liabilities	9,206	5,356	(34,519)
Net cash provided by operating activities	176,003	110,141	137,028
Cash flows from investing activities:			
Purchases of investments	(82)	(6,450)	(7,424)
Proceeds from sales of investments	11,892	7,329	9,053
Purchases of property and equipment	(132,165)	(139,878)	(114,015)
Proceeds from sales of property and equipment	6,945	21,427	15,640
Net cash used by investing activities	(113,410)	(117,572)	(96,746)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	26,993	108,879	83,217
Principal payments on long-term debt and capital lease obligations	(69,694)	(82,070)	(87,787)
Net proceeds from (payments on) lines of credit	(3,626)	1,861	3,590
Dividends paid	(13,870)	(13,683)	(12,978)
Stockholder notes receivable	(7,500)		
Repurchase of common stock	—	(3,048)	(21,628)
Net cash provided (used) by financing activities	(67,697)	11,939	(35,586)
Net increase (decrease) in cash and cash equivalents	(5,104)	4,508	4,696
Cash and cash equivalents at beginning of period	27,517	23,009	18,313
Cash and cash equivalents at end of period	$ 22,413	$ 27,517	$ 23,009
Supplemental disclosures of cash flow information:			
Interest paid	$ 36,932	$ 33,365	$ 31,426
Income taxes paid, net	23,035	30,494	27,176
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through assumption of capital leases	—	20,413	6,214
Increase in investments through receipt of stock dividends	636	417	—

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (the "Company") operate retail department stores in the southeastern United States. The Company has one operating segment that comprises its department stores and an outlet store subsidiary that is presented as a discontinued operation. All significant intercompany transactions and balances have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation, amortization and recoverability of long-lived assets, establishing restructuring and other reserves, and calculating retirement benefits.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to each January 31.

Fiscal Year	Ended	Weeks
2002	February 2, 2002	52
2001	February 3, 2001	53
2000	January 29, 2000	52

Revenues

Revenues include sales from retail operations, net of estimated returns, and the net revenue received from leased departments of $6,615, $7,024 and $6,557 for fiscal years 2002, 2001 and 2000, respectively. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

Cost of Goods Sold

Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

Finance Charges

Selling, general and administrative expenses in the statements of income are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenues were $57,678, $56,949 and $50,116 in fiscal years 2002, 2001, and 2000, respectively.

(dollars in thousands)

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed as incurred and amounted to $62,448, $65,599 and $63,937 in fiscal years 2002, 2001 and 2000, respectively.

Long-Lived Asset Recoverability

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

For fiscal year 2002, the carrying value of long-lived assets has been reduced by $11,878 for impairment charges incurred as a result of this analysis. For fiscal years 2001 and 2000, no impairment charges were incurred.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

Investments

The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on a specific identification basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on property, equipment and investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

(dollars in thousands)

Stock Based Compensation

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations (see Note 15) in measuring compensation cost under its Incentive Stock Plan. Accordingly, compensation expense is recorded over the performance period based on the estimated fair market value of the stock.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets, Net

Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. The carrying value of intangible assets is periodically reviewed by the Company's management to assess the recoverability of the assets.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

Implementation of New Accounting Standard

In fiscal year 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedge Activities". SFAS No. 133 sets forth accounting and reporting standards for derivative instruments and hedging activities, requiring the recognition of all derivative instruments, (including certain derivatives embedded in other contracts) as either assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 also establishes criteria for a derivative to qualify as a hedge for accounting purposes.

The adoption of SFAS No. 133 resulted in a $1.0 million reduction to earnings, net of a $.6 million tax benefit, recorded as a cumulative effect of change in accounting principle; a charge to accumulated other comprehensive income (loss) of $8.9 million net of a $5.8 million tax benefit and an increase to interest rate swap liability of $17.1 million. The Company anticipates amortizing approximately $400 of accumulated other comprehensive loss, net of $200 income tax benefit, during the next twelve months.

The only significant derivative instruments the Company holds are $300 million of interest rate swaps, which the Company uses as a cost effective means to manage the interest rate and cash flow risks associated with its borrowings and to manage the Company's allocation of fixed and variable-rate debt. These swaps hedge the Company's $125 million bond facility and a series of forecasted borrowings through maturity in

(dollars in thousands)

2008. As of February 2, 2002, the Company had swaps with a negative fair value of $19.7 million, recorded in other non-current liabilities, designated as a cash flow hedge of forecasted cash flows associated with the Company's borrowings. Of the Company's $19.7 million swap liability, $3.7 million relates to contracts with option provisions that are excluded from hedge accounting treatment under SFAS No. 133. Any hedge ineffectiveness is recorded as a component of interest expense. During fiscal year 2002 there was no hedge ineffectiveness recorded by the Company. The increase in the swap liability for contracts with option provisions for the twelve months ended February 2, 2002 of $535 is recorded as an increase to interest expense.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. The effective date of Statement No. 142 is the beginning of the Company's fiscal year 2003. The Company does not anticipate that the adoption of Statement No. 142 will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The effective date of Statement No. 144 is the beginning of the Company's fiscal year 2003. The Company does not anticipate that the adoption of Statement No. 144 will have a material impact on the Company's financial position or results of operations.

(2) Asset Impairment and Store Closing Costs

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge includes (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closing during fiscal years 2002 and 2003. The exit costs primarily consist of post-closing real estate lease obligations. The long-term assets in the stores are primarily leasehold improvements and fixtures that will be abandoned, discarded or sold when the stores are closed. As of February 2, 2002 the remaining reserve balance for post-closing real estate lease obligations was $1.6 million. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

(3) Restructuring Charge

During fiscal year 2002 and 2001, the Company recorded charges of $148 and $8,259, respectively, in connection with the consolidation of its six distribution centers and its merchandise receiving and processing functions in 91 stores into one new central distribution center facility (the "Logistics Restructuring"). The charges consisted of $2,563 for employee severance costs and $5,844 related to the disposal of excess assets and post closing lease obligation costs in the closed distribution centers. During fiscal year 2002, the six distribution centers were closed, approximately 800 positions were eliminated and the majority of the property and equipment from the closed facilities was discarded or sold.

(dollars in thousands)

During fiscal year 2000, the Company recorded a charge of $7,597 in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions (the "Division Restructuring"). The Company closed excess facilities and eliminated 340 positions as a result of streamlining operations related to the restructuring. Closure of the facilities and elimination of the positions occurred during the second quarter of fiscal year 2000. Excess property and equipment was discarded or sold. Additional charges of $544 and $646 were recorded during fiscal years 2002 and 2001, respectively, as a result of increases in the estimated costs associated with post closing lease obligations.

The restructuring charges and their utilization are as follows:

	Employee Severance Costs	Lease Obligation Liability	Disposal of Excess Property and Equipment	Total Restructuring
Logistics restructuring:				
Balance at January 29, 2000	$ —	$ —	$ —	$ —
Charges and Adjustments	2,533	3,374	2,352	8,259
Utilized	70	—	2,071	2,141
Balance at February 3, 2001	2,463	3,374	281	6,118
Charges and Adjustments	30	(145)	263	148
Utilized	2,493	1,383	529	4,405
Balance at February 2, 2002	$ —	$1,846	$ 15	$1,861
Division restructuring:				
Balance at January 30, 1999	$ —	$ —	$ —	$ —
Charges and Adjustments	3,903	3,694	—	7,597
Utilized	3,793	2,837	—	6,630
Balance at January 29, 2000	110	857	—	967
Charges and Adjustments	—	451	195	646
Utilized	110	456	—	566
Balance at February 3, 2001	—	852	195	1,047
Charges and Adjustments	—	544	—	544
Utilized	—	1,214	195	1,409
Balance at February 2, 2002	$ —	$ 182	$ —	$ 182
Total	$ —	$2,028	$ 15	$2,043

(4) Discontinued Operations

In September 1997, the managers and the advisory board of TAGS Stores, LLC ("TAGS"), the Company's discount outlet store subsidiary, adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. Accordingly, the results of operations of TAGS are presented as discontinued operations. During the year ended February 2, 2002 and February 3, 2001, additional losses of $.2 million, net of income tax benefits of $.1 million and $.3 million, net of income tax benefit of $.2 million, respectively were recorded as a result of increases in the estimated costs associated with post-closing lease obligations.

(dollars in thousands)

(5) Accumulated Other Comprehensive Income (Loss)

The following table sets forth the components of accumulated other comprehensive income (loss):

	February 2, 2002	February 3, 2001
Unrealized loss on interest rate swaps, net of $5,833 income tax benefit	$(8,894)	$ —
Unrealized gains on investments, net of $420 and $434 income tax expense for the years ended February 2, 2002, and February 3, 2001, respectively	728	751
Accumulated other comprehensive income (loss)	$(8,166)	$751

(6) Accounts Receivable, Net

Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Accounts receivable, net consists of:

	February 2, 2002	February 3, 2001
Customer receivables	$333,891	$329,844
Other	21,674	20,559
Less allowance for doubtful accounts	(12,318)	(10,812)
Accounts receivable, net	$343,247	$339,591

Changes in the allowance for doubtful accounts are as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Balance, beginning of year	$ 10,812	$ 9,377	$ 9,352
Charged to expense	18,680	13,669	10,087
Net uncollectible balances written off	(17,174)	(12,234)	(10,062)
Balance, end of year	$ 12,318	$ 10,812	$ 9,377

(dollars in thousands)

(7) Investment Securities

Held-to-maturity securities consist of federal, state and local debt securities. Details of investments in held-to-maturity securities are as follows:

	February 2, 2002	February 3, 2001
Amortized cost	$3,433	$12,300
Gross unrealized gains	198	512
Fair value	$3,631	$12,812

At February 2, 2002, scheduled maturities of held-to-maturity securities are as follows:

	Fair Value	Amortized Cost
One to five years	$1,968	$1,874
Six to ten years	441	425
After ten years	1,222	1,134
	$3,631	$3,433

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	February 2, 2002	February 3, 2001
Cost	$5,607	$7,849
Gross unrealized gains	1,177	1,462
Gross unrealized losses	(10)	(320)
Fair value of securities	$6,774	$8,991

Details of realized gains and losses are as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Gain on sale of real estate partnership	$4,467	$ —	$ —
Gross realized gains on sales of securities	1,133	726	2,704
Gross realized losses on sales of securities	(254)	(383)	(261)
Losses on other than temporary declines in market values	(588)	(3,115)	—
Net realized gain (loss)	$4,758	$(2,772)	$2,443

(dollars in thousands)

(8) Property and Equipment, Net

Details of property and equipment, net are as follows:

	Estimated Lives	February 2, 2002	February 3, 2001
Land	n/a	$ 28,466	$ 30,692
Buildings	30-40	619,924	608,546
Furniture, fixtures and equipment	3-7	593,884	580,833
Construction in progress	n/a	84,500	33,049
		1,326,774	1,253,120
Less accumulated depreciation and amortization		(637,519)	(592,519)
Property and equipment, net		$ 689,255	$ 660,601

(9) Accrued Expenses

Accrued expenses are comprised of the following:

	February 2, 2002	February 3, 2001
Salaries, wages and employee benefits	$22,170	$22,331
Interest	2,858	5,899
Rent	4,087	6,347
Taxes, other than income	4,937	6,778
Construction obligation	—	9,790
Reserve for restructuring	2,043	7,165
Other	21,004	18,485
Accrued Expenses	$57,099	$76,795

(10) Borrowings

Long-term debt, principally due to banks, and capital lease obligations consist of the following:

	February 2, 2002	February 3, 2001
Bond facility	$125,000	$125,000
Note payable	211,418	243,051
Sale/leaseback financing	31,945	35,835
Capital lease agreements through February 2018	41,756	48,158
Unsecured notes payable	468	535
	410,587	452,579
Less current installments	(11,278)	(10,569)
Long-term debt and capital lease obligations, excluding current installments	$399,309	$442,010

The annual maturities of long-term debt and capital lease obligations over the next five years as of February 2, 2002 are $11,278, $220,536, $6,591, $6,988 and $15,352, respectively.

The bond facility matures in July 2008 and bears interest at a variable rate based on the market for the bonds that has historically approximated one-month LIBOR plus 50 basis points. The note payable bears

(dollars in thousands)

interest at a rate that approximates LIBOR plus 35 basis points, is collateralized by the Company's customer accounts receivable and limits borrowings to the lesser of $275 million or approximately 72% of the Company's customer accounts receivable. The note payable expires in April 2003 and, accordingly, the balance as of February 2, 2002 has been included in annual maturities of long-term debt for fiscal year 2004. However, the note may be renewed by mutual consent of the parties and it is the Company's intent to utilize the note payable as long-term financing. At February 2, 2002, LIBOR was 1.86%.

On April 30, 1999, the Company sold certain leasehold improvements for $42 million and is leasing them back over the next nine years. The Company has the option to repurchase the leasehold improvements at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases", and SFAS No. 66 "Accounting for Sales of Real Estate", the Company is accounting for the sale-leaseback as financing. The effective interest rate on the facility is 7.27%. The Company used the proceeds from the sale to reduce borrowings under its existing debt facilities.

The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens and investments. They also contain leverage ratio, tangible net worth and fixed charge coverage ratio requirements. The bond facility requires the Company to maintain a $125 million supporting letter of credit. The Company is in compliance with all debt covenants.

The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its variable rate indebtedness. The amount of indebtedness covered by the interest rate swaps is $300 million for fiscal years 2002 through 2008 and $250 million for fiscal year 2009 (see note 1).

At February 2, 2002, the Company has an unsecured line of credit agreement totaling $175 million with a bank at a variable interest rate based on LIBOR plus 75 basis points. The agreement expires on May 28, 2002 and may be renewed upon mutual agreement between the parties. The amounts outstanding under line of credit agreements at February 2, 2002 and February 3, 2001 were $6,089 and $9,715, respectively. The average interest rates on short-term borrowings during the years ended February 2, 2002 and February 3, 2001 were 4.3% and 6.2%, respectively.

(11) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Assets under capital lease and accumulated amortization were $68,676 and $30,920, respectively, at February 2, 2002 and are included in property and equipment, net.

(dollars in thousands)

Future minimum lense payments under noncancelable lenses, net of future minimum sublease rental income under noncancelable subleases, as of February 2, 2002 were as follows:

Fiscal Year	Capital	Operating
2003	$ 9,692	$ 30,098
2004	7,131	29,039
2005	4,093	26,833
2006	4,020	22,851
2007	4,092	19,550
After 2007	34,881	83,956
Total	63,909	212,327
Less sublease rental income	—	(2,644)
Net rentals	63,909	$209,683
Less imputed interest	(22,153)	
Present value of minimum lease payments	41,756	
Less current portion	(7,009)	
	$ 34,747	

Net rental expense for all operating leases consists of the following:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Buildings:			
Minimum rentals	$29,622	$30,896	$29,733
Contingent rentals	4,306	4,742	4,795
Sublease rental income	(900)	(930)	(1,042)
Equipment	3,860	5,051	7,481
Total net rental expense	$36,888	$39,759	$40,967

(12) Income Taxes

Federal and state income tax expense from continuing operations was as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Current:			
Federal	$33,723	$29,523	$27,813
State	2,818	3,663	3,899
	36,541	33,186	31,712
Deferred:			
Federal	719	80	5,751
State	60	4	937
	779	84	6,688
Income taxes	$37,320	$33,270	$38,400

(dollars in thousands)

A reconciliation between income taxes from continuing operations and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Income tax at the statutory federal rate	$35,686	$31,813	$38,887
State income taxes, net of federal income tax benefit	1,871	2,384	3,142
Change in valuation allowance	—	—	(675)
Other	(237)	(927)	(2,954)
Income taxes	$37,320	$33,270	$38,400

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	February 2, 2002	February 3, 2001
Deferred tax assets:		
Benefit plan costs	$ 26,042	$ 25,634
Reserve for restructuring	1,343	3,965
Inventory capitalization	5,574	6,149
Allowance for doubtful accounts	4,466	3,878
Tax carryovers	2,066	2,803
Accrued vacation	2,339	2,404
Advanced payments received	7,231	5,713
Interest rate swaps	7,330	983
Other	6,779	5,029
Gross deferred tax assets	63,170	56,558
Less valuation allowance	(255)	(255)
Net deferred tax assets	62,915	56,303
Deferred tax liabilities:		
Prepaid pension costs	37,928	37,707
Property and equipment	44,661	44,567
Inventory	15,999	15,584
Investment securities	2,370	2,619
Other	3,258	1,860
Gross deferred tax liabilities	104,216	102,337
Net deferred tax liabilities	$ 41,301	$ 46,034

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of February 2, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of $3,242 and $14,609, respectively, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through fiscal year 2021. In addition, the Company has

(dollars in thousands)

alternative minimum tax net operating loss carryforwards of $3,477 which are available to reduce future alternative minimum taxable income at various intervals through fiscal year 2011.

(13) Pension And Postretirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. In fiscal year 2001, a plan amendment changed the averaging period of employees' compensation from calendar years 1994, 1995 and 1996 to calendar years 1998, 1999 and 2000, or the first two years of participation if employed after 1998. The cost of pension benefits has been determined by the projected unit credit actuarial method in accordance with SFAS No. 87 "Employers' Accounting for Pensions". The assets held by the plan consist of 63% equities and 37% fixed income investments. No additional funding of the plan is anticipated in the foreseeable future.

The Company also has a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions".

The change in benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Postretirement Benefits	
	February 2, 2002	February 3, 2001	February 2, 2002	February 3, 2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$238,574	$233,931	$ 28,401	$ 33,450
Service cost	11,309	11,184	377	378
Interest cost	18,986	18,199	2,251	2,246
Amendments	—	4,209	—	—
Actuarial (gain) loss	14,734	(14,785)	649	(5,005)
Benefits paid	(16,024)	(14,164)	(2,034)	(2,668)
Benefit obligation at end of year	267,579	238,574	29,644	28,401
Change in plan assets:				
Fair value of plan assets at beginning of year	373,989	364,874	—	—
Actual return on plan assets	(20,295)	23,279	—	—
Contributions to plan	—	—	2,034	2,668
Benefits paid	(16,024)	(14,164)	(2,034)	(2,668)
Fair value of plan assets at end of year	337,670	373,989	—	—
Funded Status	70,091	135,415	(29,644)	(28,401)
Unrecognized net transition obligation	—	—	2,879	3,141
Unrecognized prior service costs	5,040	5,316	—	—
Unrecognized net (gain) loss	26,915	(39,282)	(1,087)	(2,402)
Net prepaid (accrued)	$102,046	$101,449	$(27,852)	$(27,662)

(dollars in thousands)

The components of net periodic benefit expense (income) are as follows:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Service cost	$ 11,309	$ 11,184	$ 13,301	$ 377	$ 378	$ 506
Interest cost	18,986	18,199	16,583	2,251	2,246	2,433
Expected return on assets	(31,168)	(30,847)	(27,629)	—	—	—
Amortization of unrecognized items:						
Net transition (asset) obligation	—	(523)	(523)	262	262	262
Prior service cost	276	80	79	—	—	—
Net losses	—	—	—	—	—	229
Net periodic benefit expense (income)	$ (597)	$ (1,907)	$ 1,811	$2,890	$2,886	$3,430

Weighted average assumptions were:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Discount rates	7.50%	8.00%	7.75%	7.50%	8.00%	7.75%
Rates of compensation increase	4.00	4.00	4.00	N/A	N/A	N/A
Return on plan assets	9.40	9.40	8.50	N/A	N/A	N/A

For measurement purposes, an 11.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2002; the rate was assumed to decrease to 5.5% gradually over the next 5 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of February 2, 2002 by $1,996 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 2, 2002 by $276. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of February 2, 2002 by $1,638 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 2, 2002 by $221. The measurement date for the defined benefit pension plan and the defined benefit health care plan is October 31.

(14) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501(c)(9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Contributions by the Company under these plans amounted to approximately $25,585, $20,323 and $20,799 in fiscal years 2002, 2001, and 2000, respectively.

(dollars in thousands)

The Belk 401(k) Savings Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees. Prior to January 1, 1998, the contributions to the plan generally represented 10% of profits, as defined. Beginning on January 1, 1998, the contributions to the 401(k) Savings Plan are comprised of a matching contribution, generally 50% of the employees' contribution up to 6% of eligible compensation, and a basic contribution, generally 2% of eligible compensation, regardless of the employees' contributions. The cost of the plan was approximately $10,368, $9,586 and $9,280 in fiscal years 2002, 2001, and 2000, respectively.

The Supplemental Executive Retirement Plan ("SERP") is a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were approximately $1,821, $1,744 and $1,467 in fiscal years 2002, 2001, and 2000, respectively. The effective discount rate used in determining the net periodic SERP cost is 7.50%, 8.00% and 7.75% for fiscal years 2002, 2001, and 2000, respectively. Actuarial gains and losses are amortized over the average remaining service lives of the participants. As of February 2, 2002 and February 3, 2001, the projected benefit obligation was $17,536 and $15,372, respectively, and is included in deferred compensation and other non-current liabilities. The corresponding accrued obligation of $14,933 and $14,286 as of February 2, 2002 and February 3, 2001, respectively, has been recorded in other non-current liabilities.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 8% and 15%. Total interest expense related to the plan and charged to operations was approximately $3,614, $3,567 and $3,486, in fiscal years 2002, 2001, and 2000, respectively.

(15) Stock-Based Compensation

In fiscal year 2001, the Company implemented the Belk, Inc. 2000 Incentive Stock Plan (the "Plan") which is administered by the Company's Board of Directors. Under the Plan, the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key employees.

During fiscal years 2001 and 2002, the Company accrued compensation expense for performance based stock awards to certain key executives. These performance based stock awards will be granted at the end of three years if the Company meets specified cumulative performance targets during that period. No monetary consideration is paid by employees who receive performance stock awards.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in measuring compensation cost extended under the Plan. Accordingly, compensation expense is recorded over the performance period based on estimates of performance levels and the estimated fair market value of the stock. Performance based compensation expense was $411 and $684 for fiscal years 2002 and 2001, respectively.

If the Company had elected to follow the measurement provisions of SFAS No. 123, "Accounting for Stock-based Compensation", in accounting for its performance based stock awards, net income for fiscal years 2002 and 2001 would have been reduced by $49 and $0, respectively. There was no impact to earnings per share. The method for determining the fair value of the stock is based on a third party valuation.

(dollars in thousands)

(16) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair value of other financial instruments are as follows:

	February 2, 2002		February 3, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt (excluding capitalized leases)	$368,831	$361,961	$404,421	$405,814
Interest rate swap agreements	(19,730)	(19,730)	(2,647)	(8,804)
Investment securities	10,207	10,405	21,291	21,803

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(17) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At February 2, 2002, there were 53,618,414 shares of Class A common stock outstanding, 1,129,292 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

(18) Related Party Transactions

In October 2001, the Company sold approximately 353 acres of undeveloped land located in Lancaster, South Carolina for a total purchase price of $1.1 million to the Company's Chairman of the Board and Chief Executive Officer.

During fiscal year 2002, the Company loaned a total of $7.5 million to three executives who are also stockholders and directors. The loans are scheduled to be repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period beginning January 3, 2003. The loans bear interest at LIBOR plus 150 basis points.

(19) Subsequent Event

In May 2002, the Company announced plans to consolidate its divisional merchandising and sales promotions functions into a single organization to be located at the company's corporate offices in Charlotte, N.C. The plans also include implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The Company anticipates that the consolidation will permit the Company to achieve more unified and consistent execution of its merchandising, marketing and advertising strategies and more focused merchandise assortments at the store level. The Company also

anticipates that the consolidation, once fully implemented, will result in cost savings and greater operating efficiencies. The Company plans to record a restructuring charge in the second quarter of fiscal year 2003 to reflect anticipated severance payments, lease obligation liabilities and the disposal of excess assets. The Company is not at this time able to predict the amount of the charge or the anticipated cost savings due to uncertainties regarding the number and identity of employees who will remain with the Company, the asset requirements for the consolidated organization and the costs of implementation. The consolidation is scheduled to be effective in the third quarter.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities during the year ended February 2, 2002.

KPMG LLP

Charlotte, North Carolina
March 8, 2002, except as
to note 19 which is as
of May 2, 2002.

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may", "will", "intend", "project", "expect", "anticipate", "believe", "estimate", "continue" or other similar words. Forward looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the consolidation of our operating divisions and distribution facilities, the expected benefit of our new systems and technology, the expected increase in our sales and revenues generated through our proprietary charge card program and the anticipated benefits from the consolidation of our merchandising and sales promotion functions and implementation of new planning and distribution functions. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to: general economic and business conditions, both nationally and in our market areas; levels of consumer debt and bankruptcies; changes in interest rates; changes in buying, charging and payment behavior among our customers; the effects of weather conditions on seasonal sales in our market areas; seasonal fluctuations in net income due to increased consumer spending during the holiday season, timing of new store openings, merchandise mix, the timing and level of markdowns and historically low first quarter results; competition among department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, internet retailers, mail order retailers and off-price and discount stores; the competitive pricing environment within the department and specialty store industries; our ability to compete on merchandise mix, quality, style, service, convenience and credit availability; the effectiveness of our advertising, marketing and promotional campaigns; our ability to determine and implement appropriate merchandising strategies, merchandise flow and inventory turnover levels; our realization of planned synergies and cost savings through our the consolidation of our distribution facilities and functions; the effectiveness of our e-commerce and gift registry strategies; our ability to contain costs; our ability to accomplish our logistics and distribution strategies; the effectiveness of our merchandising and sales promotion consolidation and the implementation of our planning and allocation functions; changes in our business strategy or development plans; our ability to hire and retain key personnel; changes in laws and regulations, including changes in accounting standards, tax statutes or regulations, environmental and land use regulations, and uncertainties of litigation; and our ability to obtain capital to fund any growth or expansion plans.

Our other filings with the Securities and Exchange Commission may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

BELK, INC.

STOCKHOLDER INFORMATION

Corporate Headquarters

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Transfer Agent

Belk Stores Services, Inc.
Telephone: (704) 357-1000

Auditors

KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

General Counsel

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at Belk, Inc.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting

The Company will hold its Annual Stockholders' meeting at 11:00 a.m., local time, on May 29, 2002 at Belk, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217.

Quarterly Stock Price Information and Stockholders of Record

There is currently no established trading market for either the Class A Common Stock or the Class B Common Stock. As of April 26, 2002, Belk, Inc. had approximately 580 stockholders of record of 53,573,996 shares of Class A Common Stock outstanding and 221 stockholders of record of 1,185,007 shares of Class B Common Stock outstanding.

Dividends

On March 14, 2002, the Company declared a dividend of $.25 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2003 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

BELK, INC.

DIRECTORS AND OFFICERS

Directors

John M. Belk
Chairman and Chief Executive Officer

B. Frank Matthews, II
Vice Chairman

Sarah Belk Gambrell
Private Investor

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising and Marketing

John R. Belk
President, Finance, Systems and Operations

J. Kirk Glenn, Jr.
Retired Chairman and Manager
Quality Oil Company

Karl G. Hudson, Jr.
Private Investor

John A. Kuhne
Vice Chairman
Summit Financial Corporation

Corporate Officers

John M. Belk
Chairman and Chief Executive Officer

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising and Marketing

John R. Belk
President, Finance, Systems and Operations

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary

William L. Wilson
Executive Vice President, Real Estate and Store Planning

Robert K. Kerr, Jr.
Executive Vice President, Systems

Brian T. Marley
Executive Vice President, Finance

Bill R. Walton
Senior Vice President, Treasurer and Controller

Luther T. Moore
Assistant Secretary

Belk, Inc.